Exhibit D-9

10 CFR 50.80
10 CFR 50.90

March 3, 2005

U.S. Nuclear Regulatory Commission
Attn: Document Control Desk
Washington, DC 20555-0001

Braidwood Station, Units 1 and 2
Facility Operating License Nos. NPF-72 and NPF-77
NRC Docket Nos. STN 50-456 and STN 50-457

Byron Station, Units 1 and 2
Facility Operating License Nos. NPF-37 and NPF-66
NRC Docket Nos. STN 50-454 and STN 50-455

Dresden Nuclear Power Station, Units 1, 2, and 3
Facility Operating License Nos. DPR-2, DPR-19 and DPR-25
NRC Docket Nos. 50-10, 50-237 and 50-249

LaSalle County Station, Units 1 and 2
Facility Operating License Nos. NPF-11 and NPF-18
NRC Docket Nos. 50-373 and 50-374

Limerick Generating Station, Units 1 and 2
Facility Operating License Nos. NPF-39 and NPF-85
NRC Docket Nos. 50-352 and 50-353

Peach Bottom Atomic Power Station, Units 1, 2, and 3
Facility Operating License Nos. DPR-12, DPR-44 and DPR-56
NRC Docket Nos. 50-171, 50-277, and 50-278

Quad Cities Nuclear Power Station, Units 1 and 2
Facility Operating License Nos. DPR-29 and DPR-30
NRC Docket Nos. 50-254 and 50-265

Zion Nuclear Power Station, Units 1 and 2
Facility Operating License Nos. DPR-39 and DPR-48
NRC Docket Nos. 50-295 and 50-304

Subject:	Application for Approval of License Transfers

In accordance with 10 CFR 50.80, “Transfer of licenses,” Exelon Generation Company, LLC

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(Exelon Generation) requests NRC consent to transfers of the facility operating licenses for the nuclear generating stations listed above.

Specifically, to the extent necessary, Exelon Generation requests NRC consent to indirect transfers of the licenses for Braidwood Station, Units 1 and 2 (Braidwood); Byron Station, Units 1 and 2 (Byron); Dresden Nuclear Power Station, Units 1, 2, and 3 (Dresden); LaSalle County Station, Units 1 and 2 (LaSalle); Limerick Generating Station, Units 1 and 2 (Limerick); Quad Cities Nuclear Power Station, Units 1 and 2 (Quad Cities); and Zion Nuclear Power Station, Units 1 and 2 (Zion).

In addition, Exelon Generation and PSEG Nuclear LLC (PSEG Nuclear) jointly request NRC consent to indirect and direct transfers of the licenses for the Peach Bottom Atomic Power Station, Units 1, 2, and 3 (Peach Bottom). The indirect transfer relates to Exelon Generation’s ownership and operating interests in that station. The direct transfer relates to the transfer of the non-operating ownership interest in that station held by PSEG Nuclear.

All of the proposed license transfers are associated with the pending merger of Exelon Corporation (the parent company of Exelon Generation and referred to as Exelon) and Public Service Enterprise Group (the ultimate parent company of PSEG Nuclear and referred to as PSEG) and the subsequent restructuring of the merged companies. Under the merger agreement, the two companies will combine to create Exelon Electric & Gas Corporation (EEG), the nation’s largest utility. The merger will be accomplished by converting PSEG shares into Exelon shares and is expected to result in PSEG shareholders holding about 32% of EEG. PSEG will merge into Exelon and upon completion of the merger, Exelon will change its name to Exelon Electric and Gas Corporation. EEG will then restructure its organization. The combined company will have assets of approximately $79 billion and will serve three major metropolitan areas, more than seven million retail electric customers in Illinois, New Jersey, and Pennsylvania, and more than two million gas customers in Pennsylvania and New Jersey.

The Braidwood, Byron, Dresden, LaSalle, Limerick, Quad Cities, and Zion stations are presently owned and operated by Exelon Generation.1 Accordingly, Exelon Generation is an NRC licensee for these facilities. Exelon Generation is a wholly-owned subsidiary of Exelon Ventures Company, LLC, which in turn is a wholly-owned subsidiary of Exelon. As a result of the merger, Exelon Generation will remain a wholly-owned subsidiary of Exelon Ventures Company, LLC, and that company will become a wholly-owned subsidiary of EEG. Exelon Generation will continue to be the owner of the stations and the NRC operating licensee. Exelon Generation is requesting the approval of indirect license transfers for these stations, to the extent necessary, solely due to the merger creating EEG.

Exelon Generation is currently the sole owner of Peach Bottom Unit 1, holds a 50% ownership interest in Peach Bottom Units 2 and 3, and is the NRC-licensed operator of all three Peach Bottom units. PSEG Nuclear owns the remaining 50% non-operating interest in Peach Bottom, Units 2 and 3. As a result of the merger there will again be an indirect transfer of the Exelon Generation ownership and operating interests in the three units due to the merger creating EEG

[1]	Exelon Generation is the sole owner of all of these stations except Quad Cities. MidAmerican Energy Company is the owner of 25% of the Quad Cities station. MidAmerican’s non-operating ownership share is not involved in this application.

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described above. In addition, Exelon Generation and PSEG Nuclear request NRC consent to the direct transfer of PSEG Nuclear’s ownership interest in Units 2 and 3. Following the transfer, Exelon Generation will hold a 100% ownership interest in the Peach Bottom facility and will continue to be the NRC-licensed operator of each unit.

Because all of the referenced facilities will continue to be operated by the Exelon Generation Nuclear Group following the merger, the proposed license transfers will not impact the technical qualifications of the operating licensees. The merger will also bring into the Exelon Generation nuclear organization the Salem Generating Station, Units 1 and 2, and the Hope Creek Generating Station. (This transaction is addressed by a separate NRC license transfer application.) Exelon expects substantial synergies from the merger, both in financial and operational terms. Exelon Generation expects to build upon its strong, successful performance in running the nation’s largest nuclear fleet.

The attached application contains the information required by 10 CFR 50.80 to demonstrate that:

(1)	Exelon Generation will continue to possess the technical and financial qualifications to own and operate these facilities;

(2)	Exelon Generation will not, as a result of the merger, become owned, controlled, or dominated by a foreign corporation or government; and

(3)	The proposed transfers and restructuring do not raise any other significant safety or NRC regulatory issues.

With respect to the Peach Bottom facility, because of the transfer of the PSEG Nuclear ownership interest, the attached application also includes proposed conforming license amendments. Exelon Generation and PSEG Nuclear request approval of these amendments in accordance with 10 CFR 50.90, “Application for amendment of license or construction permit.” These license amendments involve no significant hazards considerations. The Peach Bottom Plant Operations Review Committee has reviewed and approved the amendment request. In addition, in accordance with 10 CFR 50.91, “State consultation,” paragraph (b), appropriate state representatives are being notified.

The merger is conditioned upon, among other things, the approval by shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy authorities. These include, in addition to the NRC, the New Jersey Board of Public Utilities, the Pennsylvania Public Utility Commission, the Illinois Commerce Commission (notice filing only), the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and either the Department of Justice or the Federal Trade Commission, depending upon which agency reviews the anti-trust aspects of the merger. The companies intend to seek shareholder approval in the second quarter of 2005 and anticipate that the regulatory approvals can be obtained within 12-15 months of its December 2004 announcement date.

To facilitate implementation of the merger and subsequent restructuring, Exelon Generation and PSEG Nuclear are requesting NRC approval of the proposed transfers within six months, to be effective immediately upon issuance. Consistent with past practice, we request the approval to

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permit subsequent execution of the merger, restructuring, and the license transfers within a succeeding 12-month period.

If there are any questions regarding these license transfer requests, please contact Kenneth A. Ainger at (856) 339-2136.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on
Jeffrey A. Benjamin – Vice President, Licensing and Regulatory Affairs Exelon Generation Company, LLC

Attachment:	Application for Consent to License Transfers and Conforming License Amendments

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STATE OF NEW JERSEY	)
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COUNTY OF SALEM )
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AFFIRMATION

I, Frank Cassidy, being duly sworn, hereby depose and state:

I am Frank Cassidy, Chief Operating Officer, PSEG Nuclear LLC; that I am duly authorized to file this Affirmation with the Nuclear Regulatory Commission; that I am familiar with the content of the Application for Approval of License Transfers filed herewith; and that the matters set forth therein with regard to PSEG Nuclear LLC and Peach Bottom Atomic Power Station, Units 2 and 3, are true and correct to the best of my knowledge, information, and belief.

Subscribed and Sworn to before me
this                      day of                                         , 2005

Notary Public, State of New Jersey

Commission Expires:

APPLICATION FOR CONSENT TO LICENSE TRANSFERS
AND CONFORMING LICENSE AMENDMENTS

I. INTRODUCTION

Exelon Corporation (Exelon) is the parent company of Exelon Generation Company, LLC (Exelon Generation). Exelon Generation is currently the licensed owner and operator of Braidwood Station, Units 1 and 2 (Braidwood); Byron Station, Units 1 and 2 (Byron); Dresden Nuclear Power Station, Units 1, 2, and 3 (Dresden); LaSalle County Station, Units 1 and 2 (LaSalle); Limerick Generating Station, Units 1 and 2 (Limerick); Quad Cities Nuclear Power Station, Units 1 and 2 (Quad Cities);1 and Zion Nuclear Power Station, Units 1 and 2 (Zion). Exelon Generation also owns interests in and operates Peach Bottom Atomic Power Station, Units 1, 2, and 3 (Peach Bottom). Exelon Generation is the sole owner of Peach Bottom Unit 1, a 50% owner of Peach Bottom Units 2 and 3, and the licensed operator of all three Peach Bottom units.

Public Service Enterprise Group (PSEG) is the parent company of PSEG Nuclear LLC (PSEG Nuclear). PSEG Nuclear owns the remaining 50%, non-operating interest in Peach Bottom Units 2 and 3.2

In December 2004, Exelon and PSEG announced that they entered into a merger agreement to combine their companies and create Exelon Electric & Gas Corporation (EEG), the nation’s largest utility. The merger will be accomplished by converting PSEG shares into Exelon shares and is expected to result in PSEG shareholders holding about 32% of EEG. PSEG will merge into Exelon and upon completion of the merger, Exelon will change its name to Exelon Electric & Gas Corporation. EEG will then restructure its organization. The merger will create a combined company with total assets of approximately $79 billion serving three major metropolitan areas, more than seven million retail electric customers in Illinois, New Jersey and Pennsylvania, and more than two million gas customers in Pennsylvania and New Jersey.

As a result of the merger, Exelon Generation is requesting, to the extent necessary, NRC approval of the following license transfers in accordance with 10 CFR 50.80:

•	An indirect transfer of Exelon Generation’s licenses to own and operate the Braidwood, Byron, Dresden, LaSalle, Limerick, Quad Cities, and Zion stations.

[1]	MidAmerican Energy Company is the owner of 25% of the Quad Cities station. MidAmerican’s non-operating ownership share is not involved in this application.

[2]	PSEG Nuclear is also the majority owner of the Salem Generating Station, Units 1 and 2 (Salem), the sole owner of the Hope Creek Generating Station (Hope Creek), and the licensed operator of those facilities. Salem and Hope Creek are the subject of a separate application being submitted to the NRC and are not addressed here.

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•	An indirect transfer of Exelon Generation’s license to own its current shares of the Peach Bottom units and its license to operate those units.

Exelon Generation and PSEG Nuclear jointly request NRC approval of the following license transfer in accordance with 10 CFR 50.80:

•	A direct transfer of PSEG Nuclear’s share of Peach Bottom Units 2 and 3 to Exelon Generation.

With respect to the Peach Bottom station, Exelon Generation and PSEG Nuclear also request NRC approval, in accordance with 10 CFR 50.90, of conforming administrative license amendments (contained in Enclosure 2) to reflect the transfer of the PSEG Nuclear non-operating ownership interest to Exelon Generation.

This application provides the necessary information to support the proposed transfers, and to demonstrate that the transfers are justified and will not lead to any undue risk to public health and safety.

     II. GENERAL INFORMATION

The merger of Exelon and PSEG will further the business objectives of the two companies, creating substantial synergies in both financial and operational terms. The combined company — to be named Exelon Electric & Gas Corporation — will encompass a wealth of executive experience in a new and larger organization, with increased service territory. Exelon Generation will continue to be a leader in the nuclear generation business.

When the merger is effective, John Rowe — the current Chairman, President and Chief Executive Officer of Exelon — will become the president and chief executive officer of EEG. James Ferland — the current Chairman, President and Chief Executive Officer of PSEG — will become non-executive chairman of the Board of Directors of EEG. The new Board of Directors will be comprised of directors to be nominated at a ratio of two-thirds by Exelon and one-third by PSEG.

The merger and restructure will be accomplished by a series of transactions. As relevant to this application, the current PSEG Power LLC (PSEG Power) — a parent of PSEG Nuclear — will merge into and be survived by Exelon Generation. The PSEG Power subsidiaries — including PSEG Nuclear —will be dissolved, liquidated, or merged into and survived by Exelon Generation. The PSEG Power business functions will be rolled into corresponding Exelon Generation business units. (If ultimately deemed more prudent, a direct or indirect PSEG Power subsidiary may be maintained and will be a direct subsidiary of Exelon Generation.)

Exelon Generation is currently a wholly-owned subsidiary of Exelon Ventures Company, LLC, (Exelon Ventures) which in turn is a wholly-owned subsidiary of Exelon. As a result of the merger and restructuring, Exelon Generation will remain a wholly-owned subsidiary of Exelon Ventures. Exelon Ventures will become a wholly-owned subsidiary of EEG. An organization chart for the post-merger company is contained in Enclosure 1 of this application.

Exelon Generation will continue to be the owner of the Exelon interests in the referenced nuclear stations, and will continue to be the NRC licensee with exclusive operating authority for

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those stations. Exelon Generation is requesting the approval of indirect license transfers for these stations, to the extent necessary, solely due to the merger creating EEG. Exelon Generation is requesting the approval of the direct transfer of the PSEG Nuclear ownership interests in Peach Bottom Units 2 and 3 to permit the transfer of these interests to Exelon Generation. Following that transfer, Exelon Generation will hold a 100% ownership interest in Peach Bottom and Exelon Generation will continue to be the operator of that station.

     III. REGULATORY ISSUES FOR LICENSE TRANSFERS

A.	Identification and Ownership of the Licensee

Exelon Generation will continue to be the NRC licensee for all of the stations addressed in this application. As a result of the transaction, Exelon Generation will become a wholly-owned subsidiary of EEG, which will be headquartered in Chicago, Illinois. The combined holding company will be a public company with shares traded on the New York Stock Exchange. The shares are expected to be widely held — initially by the current shareholders of Exelon and PSEG.

Exelon Generation will continue to be the NRC licensee and will be headquartered at:

80 Park Plaza
Newark, NJ 07102

Exelon Generation’s nuclear organization will be headquartered at:

200 Exelon Way
Kennett Square, Pennsylvania 19348

The Chief Nuclear Officer and other senior executives of Exelon Generation responsible for the facilities addressed in this application will not change as a result of the merger.

As a result of the merger or restructuring, Exelon Generation will not become owned, controlled or dominated by foreign interests. Exelon Generation will remain a U.S. limited liability company that will be a subsidiary of Exelon Ventures, a U.S. limited liability company, which in turn will be a subsidiary of EEG, a U.S. corporation. The majority (if not all) of the directors and officers of EEG, and officers of Exelon Ventures and Exelon Generation will be U.S. citizens.

             B. Technical Qualifications of Exelon Generation

The technical qualifications of Exelon Generation will not be affected by the merger creating EEG, the restructuring, nor by the acquisition of the PSEG Nuclear share of Peach Bottom Units 2 and 3. The Exelon Generation organizations and personnel presently responsible for all of the referenced nuclear stations will continue to operate and support the stations with no change. Likewise, Exelon Generation’s programs, procedures, and conduct of operations will not be altered for these facilities as a result of the merger.

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C.	Financial Qualifications of Exelon Generation

1.	Operating Financial Qualifications

The proposed merger and proposed transfers, including the transfer of the 50% ownership in Peach Bottom held by PSEG Nuclear to Exelon Generation, will not affect the financial qualifications of Exelon Generation as the licensed owner and operator.

Exelon Generation will continue to own, operate, and market power from a diverse portfolio of nuclear, fossil, and hydroelectric generating units. Exelon Generation will continue to sell electricity to electric utility affiliates and will market electricity pursuant to rate tariffs approved by the Federal Energy Regulatory Commission. Exelon Generation presently meets, and will continue to meet, the financial qualifications requirement of 10 CFR 50.33, “Contents of applications; general information,” paragraph (f)(2) by obtaining revenue from the sale of electricity from the nuclear plants sufficient to cover nuclear operating costs. Exelon Generation’s substantial generating assets and revenue streams — including revenue streams from nuclear units and from fossil and hydroelectric units, as well as revenue from power marketing and other business operations — also provide assurance of Exelon Generation’s ability to cover fixed operating costs associated with a six-month shutdown of one or more of the nuclear units.3

Furthermore, based upon the financial stature of the company, Exelon Generation expects to have an investment grade bond rating, which will enable the company to raise additional funds as necessary.

In the license amendment application submitted by Exelon Generation and PSEG Nuclear addressing the direct transfer of the licenses for ownership/operation of the Salem and Hope Creek units (Docket Nos. 50-272, 50-311, and 50-354), Exelon Generation and PSEG Nuclear have submitted five-year, post-merger financial projections for Exelon Generation, incorporating the combined generation capacity (nuclear and non-nuclear) to be operated by Exelon Generation. The five year projections cover the first five years after the merger (beginning in 2006) and include: total revenue, total operating expenses, income before taxes, taxes, and net income. The financial information includes assumptions regarding the total generation supply and the price of electricity, as well as a projected balance sheet for Exelon Generation demonstrating the substantial assets of the combined generation business. To the extent even required for the present application, that information is incorporated herein by reference.4

2.	Decommissioning Funding Assurance

[3]	With respect to Peach Bottom Units 2 and 3, Exelon Generation and PSEG Nuclear presently have the financial qualifications to be licensees for those units — based on their respective abilities to cover operating costs by revenues from sales of electricity from the units. Combining the two shares therefore cannot reduce financial qualifications.

[4]	The five-year financial projections are proprietary. Exelon Generation and PSEG Nuclear have requested that the proprietary information be withheld from public disclosure pursuant to 10 CFR 2.390. A non-proprietary version was also provided to the NRC on the docket.

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The proposed indirect license transfers do not affect the present decommissioning funding assurance provided by Exelon Generation. The sources of decommissioning funding and the status of the decommissioning funds for the stations are unchanged as a result of the merger creating EEG.

With respect to Peach Bottom, the decommissioning funds currently held by PSEG Nuclear for its ownership interest, or the beneficial interest in those funds, will be transferred to Exelon Generation’s existing decommissioning trust funds for the respective unit. Therefore, the transfer of the PSEG ownership interest to Exelon Generation will not reduce the total financial assurance for Peach Bottom, Units 2 and 3.

The status of decommissioning funding for Peach Bottom was shown in the most recent decommissioning funding reports submitted by PSEG Nuclear and Exelon Generation5 and will be updated in status reports, as required by 10 CFR 50.75, “Reporting and recordkeeping for decommissioning planning,” paragraph (f), to be submitted by March 31, 2005.

For PSEG Nuclear, the amounts accumulated in the funds at the end of 2002 exceeded the amount needed to be collected by that date to be consistent with the formulas in 10 CFR 50.75(c). The PSEG Nuclear fund is presently fully funded with no further collections through the state regulatory process anticipated. For the present Exelon Generation share, the amounts accumulated in the funds at the end of 2002 also exceeded the amount needed to be collected. Exelon Generation is continuing to make collections for its existing share, and those collections are unaffected by the proposed transaction.

The proposed conforming license amendments for Peach Bottom, Units 2 and 3 delete specific license conditions relating to the terms and conditions of decommissioning trust agreements. In place of these license conditions, the requirements of 10 CFR 50.75(h)(1) will apply.

            3. Nuclear Insurance

Exelon Generation will continue to maintain the financial protection required by 10 CFR 140, “Financial Protection Requirements and Indemnity Agreements,” and the property insurance required by 10 CFR 50.54, “Conditions of licenses,” paragraph (w) for all the referenced stations.

For Peach Bottom, Exelon Generation will assume the additional pro rata responsibility presently held by PSEG Nuclear with respect to retrospective liability in accordance with 10 CFR 140.21. The financial information discussed above demonstrates the ability of Exelon Generation to meet the additional share of the maximum annual retrospective liability.

          D. Restricted Data and Classified Nuclear Security Information

This application does not contain any Restricted Data or other classified defense information, and it is not expected that any such information will become involved in the operation of the affected plants. As provided in 10 CFR 50.37, “Agreement limiting access to Classified

[5]	PSEG Nuclear letter to NRC, “NRC Decommissioning Funding Status Report,” dated March 25, 2003; Exelon Generation letter to NRC, “Report on Status of Decommissioning Funding for Reactors,” dated March 31, 2003.

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Information,” Exelon Generation will not permit any individual to have access to Restricted Data or National Security Information until the individual has been approved for such access under the provisions of 10 CFR 25, “Access Authorization for Licensee Personnel.”

               E. Environmental Considerations

This application, and the accompanying administrative license amendments for Peach Bottom, are exempt from environmental review because they fall within the categorical exclusion of 10 CFR 51.22, “Criterion for categorical exclusion; identification of licensing and regulatory actions eligible for categorical exclusion or otherwise not requiring environmental review,” paragraph (c)(21). This application does no more than request approvals of indirect and direct license transfers and conforming license amendments for Peach Bottom, Units 2 and 3. Additionally, the proposed license transfers and conforming license amendments do not involve any amendment or other change that would directly affect the actual operation of the facilities involved in any substantive way. The proposed transfers and amendments do not involve an increase in the amounts, or a change in the types, of any radiological effluents that may be allowed to be released off-site, and do not involve any increase in the amounts or change in the types of any non-radiological effluents that may be released off-site. Further, no increase in the individual or cumulative occupational radiation exposure is involved.

               F. No Significant Hazards Consideration

Consistent with the generic determination in 10 CFR 2.1315, “Generic determination regarding license amendments to reflect transfers,” paragraph (a), the proposed license transfers and conforming license amendments for Peach Bottom, Units 2 and 3 involve no significant hazards consideration.

The proposed conforming license amendments for Peach Bottom, Units 2 and 3 also delete specific license conditions relating to the terms and conditions of decommissioning trust agreements. In place of these license conditions, the requirements of 10 CFR 50.75(h)(1) will apply. As stated in 10 CFR 50.75(h)(4), deletion of those license conditions involves no significant hazards consideration.

The transfers and proposed amendments do not involve any change in the design or licensing basis, plant configuration, or operation of the referenced nuclear stations. All Limiting Conditions for Operation, Limiting Safety System Settings and Safety Limits specified in Technical Specifications remain unchanged. Also, the physical security plans, emergency response plans, operator training and requalification programs, and the quality assurance plans are not substantively and materially changed by the proposed license transfers and amendments.

Therefore, the proposed approvals do not: (1) involve an increase in the probability or consequences of an accident previously analyzed; (2) create the possibility of a new or different kind of accident from the accidents previously evaluated; or (3) involve a significant reduction in a margin of safety.

     IV. OTHER REGULATORY APPROVALS AND SCHEDULE

The merger is conditioned upon, among other things, the approval by shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy

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authorities. These include, in addition to the NRC, the New Jersey Board of Public Utilities, the Pennsylvania Public Utility Commission, the Illinois Commerce Commission (notice filing only), the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and either the Department of Justice or the Federal Trade Commission, depending upon which agency reviews the anti-trust aspects of the merger. The companies intend to seek shareholder approval in the second quarter of 2005 and anticipate that the regulatory approvals can be obtained within 12-15 months of its December 2004 announcement date.

To facilitate implementation of the merger, Exelon Generation and PSEG Nuclear are requesting NRC approval of the proposed transfers within six months, to be effective immediately upon issuance and permit subsequent execution of the merger, restructuring, and transfers within a succeeding 12-month period. Exelon Generation will inform the NRC of any significant changes in the schedule.

     V. CONCLUSIONS

For the reasons discussed above, the proposed indirect and direct license transfers (and the administrative license amendments for Peach Bottom Units 2 and 3) will not: (1) have any adverse impact on the operation of the nuclear stations; (2) adversely affect the managerial or technical qualifications of Exelon Generation, the operator of the nuclear stations; (3) impair Exelon Generation’s financial qualifications as the owner and operator of the nuclear stations; or (4) result in any foreign ownership, control or domination of Exelon Generation. Accordingly, the proposed transfers and amendments will not result in any undue risk to public health and safety, will not be inimical to the common defense and security, and will be consistent with the Atomic Energy Act and NRC regulations.